May 7, 2013

VIA Facsimile and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Pamela A. Long

Re:	BioAmber Inc. (the “Company”)

Registration Statement on Form S-1 (No. 333-177917)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

We, as representatives of the several underwriters of the proposed public offering of shares of common stock of the Company, hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in our letter, dated May 3, 2013.

[Signatures continue on following page.]

Very truly yours, By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeremy Hux
Authorized Officer

By: SOCIÉTÉ GÉNÉRALE

By:	/s/ Christophe Alleman
Authorized Officer

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Authorized Officer

cc:	Jocelyn M. Arel, Esq. (Goodwin Procter LLP)

Michael Minahan, Esq. (Goodwin Procter LLP)

Ryan Bekkerus, Esq. (Simpson Thacher & Bartlett LLP)

Edgar Lewandowski, Esq. (Simpson Thacher & Bartlett LLP)

[Signature Page to Acceleration Withdrawal]